Invest in Roombus

We're using technology and human-centered design to create the future of housing



ROOMBUS.COM   LOS ANGELES CA

| Technology | Hardware | Software | Energy | Smart Cities |

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Why you may want to invest in us...

1. 🔥 High number of purchase requests across the US 🔥

2. Highly experienced leadership team with multiple successful businesses and exits

3. Desirable product with established market fit. People absolutely LOVE our smart houses! ❤️

4. Disaster-proof smart house that survives storms and performs exceptionally well from coast to coast

5. Potential for substantial ARR from our upcoming subscription model. ✨☑️

6. A multi-model business that caters to home buyers, renters and various hybrid models in-between

7. Potential future play in renewable energy with our High-Density Energy Storage batteries

Why investors ❤️ us

WE'VE RAISED $100,000 SINCE OUR FOUNDING



Roombus offers beautiful, modern, smart and affordable modular homes that are environmentally friendly. I believe the future of housing will be modular and smart, and I believe that Roombus is uniquely positioned to be a market leader that could transform the way we build homes. I am confident that the returns on investment will be significant. I invite you to join me in investing in the future of housing in the United States and around the world.

Seth Atam CEO, Mata Studio

LEAD INVESTOR INVESTING $1,000 THIS ROUND

Our team



Dami Jegede
CEO
Software engineer with over 18 years experience. Founder, Swipe (SaaS) powering the banking/fintech sector and processing over USD $4 Billion in transactions annually.





Adrian Ferraretto
Advisor
Leader in renewable energy with multiple exits. Previously: Founder, Solar Shop Australia – Largest Solar Installer in Australia (exit 2012). Founder, Tindo Solar – Australia's only solar panel manufacturer till date (exit 2017). Currently 3Quotes.



Peter O'Toole
Advisor
Peter's extensive experience in Payments, Technology and Financial Services was gained over a twenty-five year career in leadership and executive roles at First Data Corporation, Barclays Bank and MW Marshall.



Tayo Ajegbile
Architect
M.Arch. with 5 years industrial experience designing both commercial and high-end residential buildings. Super-passionate about designing homes of the future, with strong emphasis on human-centered design, psychology, and wellness.

Meet Nest. A disaster-proof smart house that keeps you safe, happy and healthy.

> *We present to you a high quality and eco-friendly modular Smart House that is affordable for everyone. It is engineered to withstand storms, earthquakes and even stop burglars. Nest comes built-in with IoT sensors and an operating system for health, security and comfort. It is built in a factory with precision engineering that is difficult to achieve in traditional field construction.*



USGBC
MEMBER
We joined the U.S. Green Building Council to show our commitment to you and the environment.

Why we built Nest.

There's a severe housing shortage that is affecting millions of people across the globe today. In the United States, it's a crisis. The demand for affordable housing is enormous and the supply is limited. Over three million affordable homes must be built quickly to make an impact.



3.3 MILLION
The number of homes that MUST be built very quickly to make an impact in the US.
Source: Freddie Mac

Due to low supply of housing, home prices are rising at twice the rate of wage growth. The cost of renting or owning a home is becoming an increasingly large percent of household income — even for the middle class. Homelessness is on the rise.



Rent is GROWING 2X faster than income in the US.
Source: U.S. Bureau of Labor Statistics
WAGES
RENT

Conventional methods of building homes are slow, expensive, and produce high amounts of waste. The timeline for building a single-family home could span anywhere from 6 to 18 months, and could easily go two times over budget. We need to build high quality inexpensive eco-friendly homes to make a difference in the global housing crisis.



TRADITIONAL CONSTRUCTION IS INEFFICIENT.
SLOW & EXPENSIVE.

Traditional houses in the US are not built to withstand severe storms. These weather-related disasters are becoming more common due to significant changes in the earth's climate caused by global warming. Each year, it takes longer to rebuild communities after a hurricane or other natural disasters.



So we assembled a team of architects, civil engineers, human interaction designers, and software/hardware engineers to rethink housing.

We have created an affordable home that's both elegant and functional, light on the environment, built tough to survive natural disasters, and promotes health and happiness for everyday living. A home thoughtfully designed to be loved and enjoyed.


DESIGNED TO
BE ENJOYED.



Nest is a beautiful Smart House built with a rigid steel frame core. It's lightweight, burglar-proof and disaster-resistant — so you can put it virtually anywhere: in a backyard, or completely off-grid in the middle of nowhere.

It's built with eco- and health-friendly materials and comes in three sizes: Solo (12' x 40' — 480 SQ FT), Nano (12' x 28' — 336 SQ FT) and Pico (12' x 20' — 240 SQ FT).


Yeah! You've got some
sweet, sweet options.
Fit any space, lifestyle or budget. With 3 sizes in 6 colors, you'll
enjoy freedom to choose a Nest that's uniquely you.
SOLO
12 x 40 ft – 480 SQFT



NANO 12 x 28 ft — 336 SQFT



PICO 12 x 20 ft — 240 SQFT



To make Nest truly affordable for everyone, we had to embed clever value engineering into the entire product lifecycle:

- Take advantage of economies of scale by building homes like a product in a factory

- Democratize high-end architecture for everyone by designing the models once and reusing the blueprint (architecture fees are a significant cost item in building)

- Design homes to withstand storms and earthquakes

- Make homes highly efficient by design to utilize less energy over its lifetime

- Use technology for automation to reduce power usage and increase lifetime value

- Optimize homes for easy adaptation into multi-family dwelling units

FEATURES

Smart House

Nest is a fully integrated high-end house. Think of it like hardware, with all components working in tandem to provide comfort for everyday living. The house offers a mobile app with built-in automation for Android and iOS.



Take home with you.

Nest is always connected. Launch the


Roombus app to securely control and
monitor your home — even from a
thousand miles away.
Front Door
AC On
Lights
Mood
Cameras
Windows
Security
Guest Access
RoomOS
Always Online

A Healthy Home

Built with your health in mind using toxin-free materials. Nest features embedded sensors that intelligently monitor indoor air quality and filters out dust, viruses, and other pollutants hundreds of times daily.



Highly Efficient by Design

We use four layers of glass for windows, premium insulation in walls and a smart HVAC to reduce the need for heating or cooling all year round. The external glass facade is a tough composite burglarproof layer that is rated to survive debris impact from hurricanes.

Fully Fitted Kitchen

Enjoy happy cooking with full-size appliances. You get an electric induction cooktop, dishwasher, pullout pantry, over-the-range oven, and a French door fridge. Choose your built-in kitchen from GE, Bosch, Miele, LG or Samsung.



Yes to Shower Time

Cheers to a compact house with a spacious bathroom! We spent months optimizing every square inch of the bathroom floor. Features accessible shower and toilet spaces, washing machine and dryer, rain shower, bidet spray, and a ceiling speaker.

A Space that Works

Every aspect of Nest is thoughtfully designed to match form with function. We've centered its elegant design around modern day lifestyle and activities. Each Nest features a cozy WFH corner that's great for deep work.

WFH corner that's great for deep work.



Let there be LIGHT

LIGHT is a modern dual inverter and battery system. Enjoy up to 6KWh of solar energy storage for all year off-grid living, or as backup power — even to your main home.



Our Smart Houses come with a powerful computer and encrypted operating system called RoomOS. It runs on modern Intel and ARM coprocessors. With up to 10TB of local storage, there is enough space to hold security feed history for years. No cloud storage subscription needed.

Extend your Happy Space. Let's go Modular.

Roombus XO is an "Extended Option" for adding blank modular spaces to increase your home floor space up to 5,000 SQ FT. With many configurations, the possibilities are endless.





Roombus XO features 3 module sizes that can be mixed and matched in any orientation. This modularity of Nest/XO can cover several use-cases — from home offices, to family rooms, and private gyms.





Let's Go Vertical

The structural steel core of Nest allows it to be stacked for truly affordable housing. It is engineered to be stacked up to 4 floors in seismic-active areas, and up to 6 floors in inactive areas.





The Market is RIPE for the taking.

We believe our addressable market will grow 2X in five years. There is currently no market leader in Smart Housing. We believe we are positioned to become the company that pieces together the software, hardware, and design components into a compelling product everyone wants. In this case, a well-built home.



In a nutshell...

- *Well designed affordable high-end homes. (Yes! High-end can be affordable.)*

- *Eco-Friendly construction with safe materials*

- *Disaster-Resistant steel frame design*

- *IoT Automation powered by AI built-in*

- *Solar and intelligent high-density battery storage system*

- *Streamlined purchase process that includes home financing and installation*

- *Rapid click-to-installation timeline in as little as 2-4 weeks (depending on local city permit processing times)*

We have beautiful homes that people absolutely love. From design to lifecycle and pricing, our homes are made to be loved and enjoyed.

The future of housing is smart. Join us.

Need more? Visit Our Website

Investor Q&A

+ EXPAND ALL

What does your company do? ˅

We build beautiful, intelligent and affordable homes in a factory. Our first product is a Smart House is called Nest.

Where will your company be in 5 years? ˅

We want to set the pace and lead the smart housing market. This means continually imagining the future of housing and executing on our vision. We believe that smart home automation will be a must-have for single and multi-family dwellings. Most housing developers don't have capacity to build their own automation software. We plan to scale our home automation system (RoomOS) for licensing as a subscription service to real estate developers across the world. Projections are not guaranteed.

Why did you choose this idea? ˅

Housing is amongst the most basic of human needs, and yet, it's becoming increasing elusive — even in wealthy countries like the US. Technology has changed every sector leaving construction as the last industry prime for revolution. We care because escalating costs of rent and home ownership is becoming unsustainable for the working middle class.

How far along are you? What's your biggest obstacle? ˅

Built pre-production prototype ● Designed 5 iterations and arrived at final production design ● All suppliers have been secured ● Blueprints finalized for all models ● Interest for 2 Smart Communities in the U.S. are in our pipeline ● Built RoomOS — our Home Operating System ● Built Battery Management System (BMS) for our revolutionary home battery system ● Built HVAC energy conservation and automation system ● Trademarks for "ROOMBUS" brand, logo and tagline, "For Life and Happiness" ● Ready for production.

Who competes with you? What do you understand that they don't? ˅

Several options available on the market today fall short in pricing, product quality and overall desirability. Most competitors prioritize functionality at the expense of elegance and appeal.

Some of our competitors use containers — some which may have carried toxic/hazardous materials in the past, that could harm occupants. Others are "Kit Homes" which require do-it-yourself construction that could easily span 6-12 months in construction time.

As opposed to building stick-built (wood framing) prefab, we are using a metal core and stud framing to make our homes disaster-resistant. Our flexible floor plans give customers amazing options across varying budgets and personal style.

How will you make money? ˅

• Direct sales of our Smart Houses
• Dynamic rental platform built around Nest (TBD)
• Spaces — Our resort-style serviced communities (TBD)
• LIGHT — Home Battery + Inverter
• Future RoomOS software licensing